Exhibit 99.1

MAXAR TECHNOLOGIES LTD.

ANNUAL INFORMATION FORM

For the year ended

December 31, 2017

Dated as of March 29, 2018

2

Advisories

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this AIF are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe, Inc.; the impact of the Company’s acquisition of DigitalGlobe, Inc. on the Company’s earnings, credit rating, estimated enterprise value and growth rate; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the expected timeline for the Company to fully implement its plan to domicile the ultimate parent of DigitalGlobe, Inc. in the U.S. by the end of 2019 and the expected benefits therefrom; additional acquisition and integration related costs in future periods; the implementation of the security control agreement; business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements in this AIF are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years or current expectations; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe, Inc.; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this AIF. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the

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loss or termination in scope of any one of the Company’s primary contracts; the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate;  changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs;  the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension and failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; foreign and domestic resellers fail to market or sell the Company’s products and services successfully; inability of the Company’s limited vendors to provide key products and services; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; occurrence of delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement; failure of the Company’s satellites to operate as intended; natural disasters or other disruptions affecting the Company’s operations and resulting in an interruption or failure of the Company’s infrastructure; failure of the Company or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary; loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; limited insurance coverage, pricing and availability; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites;  the Company’s failure to raise adequate capital to finance its business strategies, including funding any future satellite; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations; and failure to comply with environmental regulations.

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There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, Inc., including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe; and the Company is a target of appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to the section entitled “Business Risks and Uncertainties” of the Company’s annual Management’s Discussion and Analysis and the notes to the consolidated financial statements of the Company for the year ended December 31, 2017, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online  under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial.  Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this AIF. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this AIF.

The forward-looking statements contained in this AIF are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this AIF or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this AIF as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

GENERAL INFORMATION

In this AIF, the terms “Maxar”, “we”,  “us”,  “our”, and the “Company” refer to, as the context requires, Maxar Technologies Ltd. and/or its direct and indirect subsidiaries, individually or in any combination, as applicable.

Further, unless otherwise specified, all references to “C$” in this AIF are to Canadian dollars.  References to “$” in this AIF are to United States dollars.  The exchange rate on December 31, 2017, and on March 22,  2018 as reported by the Bank of Canada and Thomson Reuters, respectively, for the conversion of Canadian dollars into United States dollars was C$1.00 to $0.7948 and $0.7729, respectively.

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Maxar Technologies Ltd.

NAME, ADDRESS AND INCORPORATION

Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.)  was incorporated on February 3, 1969 by letters patent under the Canada Corporations Act.  The Company was subsequently continued under the Canada Business Corporations Act on May 3, 1976.  On December 22, 1999, MacDonald, Dettwiler and Associates Ltd. amalgamated with MacDonald, Dettwiler Holdings Inc., and continued as MacDonald, Dettwiler and Associates Ltd. On September 12 and 17, 2001, the Articles of the Company were amended to provide for a number of Directors, within a range, to be elected and to remove the right to cumulative voting with respect to the election of Directors, respectively.  On May 16, 2016, the Company was continued under the Business Corporations Act (British Columbia) and new Articles were adopted.  On October 5, 2017, the Articles of the Company were  amended to change its name to Maxar Technologies Ltd.

The registered office of the Company is located at Suite 1700,  666 Burrard Street, Vancouver, British Columbia, V6C 2X8, and the principal place of business  is located at 1300 W. 120th Avenue, Westminster, CO 80234.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries(1)	Jurisdiction of Incorporation or Organization	Ownership
Maxar Technologies Holdings Inc.	Delaware	100%
DigitalGlobe, Inc.	Delaware	100%
MDA Geospatial Services Inc.	Canada	100%
MDA Information Systems LLC	Delaware	100%
MDA Systems Ltd.	Canada	100%
MDA US Systems LLC	Delaware	100%
MacDonald, Dettwiler and Associates Inc.	Ontario	100%
MacDonald, Dettwiler and Associates Corporation	Canada	100%
Space Systems/Loral, LLC	Delaware	100%

(1)	In aggregate, our remaining subsidiaries accounted for less than 20 percent of Maxar’s consolidated total assets and/or sales.

DEVELOPMENT OF THE BUSINESS

Maxar’s goal is to be the world’s leading end-to-end space systems and geospatial services provider. The Company aims to achieve this vision by affordably solving its customers’ critical space and geospatial mission needs with tailored, integrated offerings provided through a range of business models. Key initiatives taken by Maxar in the last three financial years to achieve its growth and profitability goals and to enhance shareholder value are described below.

2015 Highlights

Investment

In October 2015, the Company commenced its participation in the design of the spacecraft payload electronics, antenna modules and ground segment for WorldVu Satellites Limited (doing business as “OneWeb”). Pursuant to a share purchase agreement, the Company invested $25 million (C$32.7 million)  in the equity of WorldVu Satellites Limited.

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In 2015, the Company maintained its position as a leading global supplier in the communications satellite manufacturing industry, space-based surveillance and robotic solutions, ground-based and airborne surveillance and intelligence solutions, geospatial information services, and associated support services.

Business

During 2015, the Company booked orders to build five communication satellites for Broadcasting Satellite System Corporation, Azercosmos, Intelsat, Telesat Canada and PT Telkom Indonesia (Persero) Tbk, the largest telecommunication and network provider in Indonesia.  Other notable bookings in the communications segments in 2015 included contracts with Aselsan Electronic Industries Inc., The Boeing Company and Lockheed Martin.

A number of satellites built by the Company were successfully launched and put into operation in 2015: the Thor 7 satellite built for Telenor Satellite Broadcasting; the Star One C4 satellite built for Embratel Star One; the Intelsat 34 satellite built for Intelsat S.A.; and the Sky Muster satellite built for NBN Co. Limited.

Notable bookings in 2015 included: multiple contracts with Airbus Defence; a six-year contract with the European Space Agency; multiple contracts and amendments with the Canadian Space Agency to extend on-going support for the Mobile Servicing System (“MSS”) on the International Space Station and to design and develop upgraded camera systems for the MSS; the U.S. Air Force; the U.S. Defense Advanced Research Projects Agency (“DARPA”) to study on-orbit robotic assembly of geostationary communication satellites. As well as a contract with the National Aeronautics and Space Administration (“NASA”) to develop on-orbit robotic satellite assembly technology. This program builds on the DARPA funded study and moves the concept to a ground demonstration.

Executive Management and Board of Directors Changes

In July 2015, Lori Garver joined the Board of Directors (the “Board”). Ms. Garver served as Deputy Administrator of NASA from 2009 to 2013 and currently serves as General Manager of the Air Line Pilots Association.

2016 Highlights

U.S. Government Space and Defense Markets

In 2016, the Company continued its positive momentum in the U.S. government space and defense markets with several key new program awards from NASA and DARPA. These awards included contracts to supply spacecraft, spacecraft components and robotics applications to support these agencies’ space and defense objectives.

Orbital Receivable Securitization

During the third quarter of 2016, the Company signed a revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell up to $400 million of eligible orbital receivables from time to time with terms of seven years or less discounted to face value using prevailing market rates. Subsequent to signing the agreement, the Company executed two drawdowns and sold orbital receivables with a  book value of $112.1 million (C$148.6 million)  for net proceeds of $123.1 million (C$163.0 million).  The proceeds of the drawdowns were used to pay down long-term debt but the facility was ultimately used to help fund growth initiatives.

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Business

In 2016, a record eleven geostationary satellites built by the Company were successfully launched and commenced operations including three advanced high throughput satellites. Additionally, in 2016, the Company booked orders to build communication satellites for: Eutelsat Communications, Intelsat S.A and SiriusXM. The Company also booked several orders relating to low Earth orbit (“LEO”) satellites, including a contract with Telesat to build a prototype Ka-band satellite. The Company also entered into a contract with OneWeb to develop and manufacture 3,600 communication antenna subsystems for integration on 900 satellites for the OneWeb LEO constellation.  Other notable bookings in the Communications segment in 2016 included a contract with Thales Alenia Space, contracts with Airbus Defence and Space and a contract with The Boeing Company.

In 2016, the Company was awarded several contracts in the emerging markets sector which includes the U.S. government space and defence markets, including NASA’s Jet Propulsion Laboratory (“JPL”) to conduct first phase design studies for a spacecraft on the Asteroid Redirect Mission and to design and build the Sample Handling Assembly for the Mars 2020 Mission; a contract with DARPA to design and build robotic arm flight hardware for the first phase of the agency’s Robotic Servicing of Geosynchronous Satellites program; and a contract with NASA Goddard Space Flight Center to provide a spacecraft bus for its Restore-L servicing mission.  Other notable bookings in the Surveillance and Intelligence business included contracts with Planet, Malin Space Science Systems, The U.S. National Geospatial-Intelligence Agency (“NGA”), ViaSat, the European Maritime Safety Agency, the Canadian Space Agency and the Government of Canada.

Executive Management and Board of Directors Changes

The Board appointed Howard L. Lance as its President and Chief Executive Officer, effective May 16, 2016. Mr. Lance has extensive experience in both government and commercial markets in the United States, having served as Chairman and Chief Executive Officer of Harris Corporation. Mr. Lance was also appointed to the Board during the second quarter of 2016.

On November 1, 2016, two new directors were appointed to the Board: C. Robert Kehler, a retired United States Air Force general and Joanne O. Isham, a former Senior Executive within the U.S. Intelligence Community.

2017 Highlights

Security Control Agreement and Facility Clearance

On January 26, 2017, the Company, together with its U.S. based subsidiary, Maxar Technologies Holdings Inc. (“Maxar Holdings”), and the U.S. Department of Defense entered into a Security Control Agreement (“SCA”) and began operating under the agreement. The SCA allows the Company’s  U.S. subsidiaries to hold facility clearances necessary to pursue and execute classified U.S. government programs in the U.S. government space and defense markets.  In February 2017, the Company received facility security clearance for the offices of Maxar Holdings and the proxy board at MDA Information Systems LLC was dissolved. On February 2, 2018, the Defense Security Service granted facility clearance for the Company’s facility in Palo Alto, California.

The Company intends to continue to execute its U.S. Access Plan strategy.  This will include further reorganization of all or part of the Company’s corporate and operating structure to ensure that the ultimate parent of Maxar Holdings and DigitalGlobe, Inc. (“DigitalGlobe”) is incorporated in the U.S. by the end of 2019, subject to customary approvals.

Acquisition of DigitalGlobe

On October 5, 2017, the Company completed its acquisition of DigitalGlobe in accordance with the agreement and plan of merger (the “Merger Agreement”) dated February 24, 2017,  between the Company, DigitalGlobe,

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Maxar Holdings and Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Maxar Holdings (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into DigitalGlobe (the “DigitalGlobe Transaction”), with DigitalGlobe surviving the merger as an indirect wholly owned subsidiary of the Company.

Under the terms of the Merger Agreement, each DigitalGlobe common share was exchanged for $17.50 in cash and 0.3132 Maxar common shares. Using Maxar’s share price and foreign exchange rates on October 5, 2017, the total purchase consideration amounted to approximately $2.3 billion. The DigitalGlobe Transaction was a significant acquisition for the purposes of Part 8 of National Instrument 51‑102 and therefore, a Business Acquisition Report (Form 51‑102F4) was filed under Maxar’s SEDAR profile in respect of this acquisition.

The DigitalGlobe Transaction brings together complementary space-related capabilities, creating a company uniquely positioned to capture growth in the U.S., Canadian and global Earth observation and geospatial services markets given its ability to provide complete, end-to-end space systems, earth imagery and geospatial solutions. The combined company intends to leverage a full suite of space-related capabilities, including communications and Earth observation satellites and robotics, ground stations, integrated electro-optical and radar imagery, and advanced data analytics. Additionally, the combined company intends to provide cloud-based information services that allow commercial and government customers worldwide to better understand activity across the changing planet.

On October 5, 2017, in connection with the DigitalGlobe Transaction, the Company entered into an amended and restated Credit Agreement providing for $3.75 billion in financing (the “Financing”). The Financing has been used to acquire DigitalGlobe’s equity, refinance DigitalGlobe’s debt, refinance Maxar’s debt, pay transaction fees and expenses, fund working capital, and for general corporate purposes. Total debt drawn under the Financing at closing on October 5, 2017 amounted to $3.2 billion.

Executive Management and Board of Directors Changes

On October 5, 2017, the Company made several executive management appointments concurrent with closing the DigitalGlobe Transaction. The appointments strengthen and position the Company to serve the U.S. government, international governments and the Company’s commercial customers as a mission-critical partner with an expanded portfolio of space technology solutions.

Notable appointments at the Executive Vice President level included:

•

William McCombe as Executive Vice President and Chief Financial Officer of the Company. Mr. McCombe succeeded Anil Wirasekara, who stepped down after serving in that role for 23 years.  Mr. McCombe previously served as Senior Vice President and Chief Financial Officer of Maxar Holdings.  Effective February 25, 2018, Mr. McCombe stepped down from his position as Executive Vice President and Chief Financial Officer with the Company and  Mr. Wirasekara was appointed Interim Chief Financial Officer.

•

Timothy M. Hascall as Executive Vice President and Chief Operations Officer of Maxar Holdings. Mr. Hascall previously served as Executive Vice President and Chief Operations Officer responsible for the Imagery business unit at DigitalGlobe, including operations and customer experience.

•

Dr. Walter S. Scott as Executive Vice President and Chief Technology Officer of Maxar Holdings. Dr. Scott is the founder of DigitalGlobe and previously served as Executive Vice President and Chief Technology Officer and executive  leader  of  the  Platform  and  Services  businesses  for  the  company.  He founded DigitalGlobe in 1992 as WorldView Imaging Corporation, the first company to receive a high-resolution commercial remote sensing license from the U.S. Government.

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Notable appointments at the business unit level included:

•

Daniel L. Jablonsky as President of DigitalGlobe. Mr. Jablonsky previously served as General Manager of the U.S. and International Defense and Intelligence businesses at DigitalGlobe and concurrently as Senior Vice President and General Counsel of DigitalGlobe.

•

Leon A. “Tony”  Frazier as President of Radiant Solutions, a newly created business unit formed from the combination of MDA Information Systems LLC and DigitalGlobe’s Radiant division. Mr. Frazier previously served as Senior Vice President and General Manager of DigitalGlobe’s Radiant division.

In June 2017, the Company appointed Dario Zamarian as Group President of Space Systems/Loral, LLC (“SSL”), succeeding John Celli, who retired after 36 years of service. Mr. Zamarian’s responsibilities include all of the satellite and space systems markets that SSL serves including GEO communications, LEO communications and Earth observation, space infrastructure services and U.S. government systems.

In January 2018, the Company appointed Mike Greenley as Group President of MDA, a Maxar business unit with internationally recognized leadership in space robotics, satellite antennas and subsystems, surveillance and intelligence solutions, and defense and maritime systems. Mr. Greenley’s responsibilities include surveillance and intelligence, robotics and other space systems markets that the Company serves from Canada. Mr. Greenley succeeds Don Osborne who retired from the Company effective October 31, 2017.

Howell M. Estes III, L. Roger Mason, Jr. and Nick S. Cyprus, all of whom served as directors of DigitalGlobe immediately prior to the closing of the DigitalGlobe Transaction and were elected to the Company’s Board at the Company’s annual and special meeting of shareholders held on July 27, 2017,  conditional on the completion of the DigitalGlobe Transaction, joined the Board on October 5, 2017. The Board now consists of eleven directors.

DESCRIPTION OF THE BUSINESS

Maxar is a leading global provider of advanced space technology solutions for commercial and government markets, including satellites, Earth imagery, geospatial data and analytics. Following the acquisition of DigitalGlobe in October 2017, Maxar currently has three reportable operating segments on a pro forma basis: Space Systems, Imagery and Services. Through these segments, Maxar provides a wide range of products and services, including communication satellites and satellite subsystems, space-based, ground-based and airborne surveillance and intelligence solutions, as well as high-resolution Earth-imagery products and services. Our comprehensive capabilities in business and program management, systems engineering, systems integration, testing and support services address complex customer requirements through the full solutions life cycle. Maxar’s established global customer base is served by approximately 6,400 employees operating from 31 locations in the United States, Canada, and internationally.

As of December 31, 2017, the Company’s non-Canadian operations had approximately 4,300 employees, none of whom were subject to collective bargaining agreements. As of December 31, 2017, the Company’s Canadian operations had approximately 2,100 employees.

The Company has collective agreements with the following unions and associations in Canada:

Union/Association	Expiration Date	Employees
Space Systems Engineers and Scientists Association	March 2019	323
Unifor – Local 508	March 2018	166
Confederation des Syndicats Nationaux	November 2017	96

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Space Systems Segment

In the Space Systems segment, Maxar is a leading supplier of space-based and ground-based infrastructure and information solutions. Maxar designs, manufactures and integrates communication and imaging satellites, satellite payloads and antenna subsystems, space-based and airborne surveillance solutions, robotic systems and associated ground infrastructure and support services.  Maxar’s principal customers in the Space Systems segment are government agencies worldwide as well as satellite operators and satellite manufacturers. Our SSL business unit is a world leader in commercial satellites and our MDA business unit is a leading merchant supplier of satellite antennas. The Space Systems segment includes the financial results of the Company’s previously reported Communications and Surveillance and Intelligence segments, except for radar imagery data and services which is now reported under either the Imagery segment or Services segment as described below. Maxar’s Space Systems’ business accounted for $1,259.6 million of consolidated revenues for the year ended December 31, 2017 (2016 -  $1,417.2 million).

With its satellite manufacturing operations in Palo Alto, California, the Company is a leading supplier of geostationary communication satellites to commercial satellite operators worldwide. With over 80 satellites in operation today, the Company has an excellent track record for delivery of commercial communication satellites.

The Company is a leading supplier of direct-to-home television and radio broadcast satellites to commercial broadcast satellite operators. With over 45 Ka-band payloads fielded, the Company is also an industry leader in advanced high throughput multi-mission satellites for broadband internet services.

The Company also offers low cost Earth observation satellite constellations for commercial and government applications. These low cost Earth observation satellites are being constructed at the Company’s specialized facility in Palo Alto, California dedicated to small satellite manufacturing. DigitalGlobe’s  next-generation satellite constellation for high-resolution Earth imaging,  called WorldView Legion, is also being manufactured at the Palo Alto, California facility.

Through its operations in Sainte-Anne-de-Bellevue, Quebec, the Company is a leading independent supplier of subsystem solutions for communication satellites. The Company is the world’s largest independent commercial supplier of communication satellite antenna subsystems, spanning all of C, Ku, Ka, L, and UHF bands.

The Company also provides advanced radio frequency and power electronics, as well as various digital solutions for inclusion in satellite payloads. In selected cases, the Company offers complete payload solutions to emerging satellite prime contractors. The Company’s satellite antenna business in Quebec operates independently of the Company’s satellite manufacturing business in Palo Alto, California.

In addition, the Company,  through our MDA business unit, is a leader in space robotics. The Company has a long term heritage of providing the robotics for the U.S. Space Shuttle and the International Space Station (“Canadarm” and “Dextre”), and is currently involved in the development of the next generation of space automation for exploration. Leveraging on its heritage in space robotics, the Company is pursuing terrestrial applications for its robotics capabilities in the medical and nuclear fields. The Company has also expanded its efforts to market its robotics capability to the U.S. Government and U.S. commercial markets with the Company’s combined U.S. and Canadian capabilities. The Company has won important Earth observation constellation contracts and space robotics contracts in the United States.

The Company offers a full range of multi-satellite ground stations to operate radar and optical surveillance satellites and to receive, process, distribute, archive and exploit imagery from those satellites. More than 50 receiving ground stations have been installed by the Company in more than 25 different countries, processing data from over 20 different satellites. The intelligence provided through the Company’s ground stations supports a broad range of applications, such as national security, maritime transportation, urban development, land use, resource management, environmental monitoring, defence operations, law enforcement and mapping.

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The Company’s ground-based solutions include maritime surveillance systems that draw on satellite imagery. Domestically the Company provides a number of defense information solutions, including ship combat systems, command and control systems, and operational trainers. The Company provides advanced navigation information systems that increase safety and efficiency of aircraft landings and departures, supporting the next generation of air traffic management.

Customers

The Company’s principal customers in the Space Systems segment are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.  Maxar’s solutions are sold in domestic and international markets through a combination of direct sales and agents.

The Company’s  communications customers include, among others: Asia Broadcast Satellite Limited, Asia Satellite Telecommunications Co. Ltd., Avanti Communications Group plc, Aselsan Electronic Industries Inc., DIRECTV, LLC, EchoStar Corporation, Eutelsat S.A., Hispasat S.A., Hughes Network Systems, LLC, Intelsat, S.A., NBN Co. Limited, OneWeb, Satelites Mexicanos, S.A. de C.V., SES S.A., Sirius XM Radio Inc., SKY Perfect JSAT Corporation, Star One S.A., Telenor Satellite Broadcasting AS, and Telesat Canada.  Under contracts with the Government of Canada, the Company has built the RADARSAT‑1 and RADARSAT‑2 satellites, and is now building the RADARSAT Constellation Mission (“RCM”), which is expected to launch in 2018.

Principal customers of subsystem solutions for communication satellites are prime contractors of commercial and government communication satellites around the world, such as Airbus Defence and Space, Aselsan Electronic Industries, The Boeing Company, Lockheed Martin Corporation, OHBSystem, and Thales S.A.

Customers for the Company’s other Space Systems segment solutions include, among others: Canadian Space Agency, Canada’s Department of National Defence, European Space Agency, NASA, The U.S. National Geospatial-Intelligence Agency (“NGA”), Commonwealth of Australia, U.S. Air Force, DARPA, and numerous other government agencies in Canada, the United States and internationally.

Production and Services

The Company participates in a highly competitive industry and is successful principally on the basis of its relationships, technical capabilities and engineering expertise, product reliability, cost and ability to meet delivery schedules. The Company’s major contracts are generally firm fixed price contracts under which work performed and products shipped are paid for at a fixed price generally without adjustment for actual costs incurred.

Maxar relies on engineers/scientists with a range of skills and knowledge, as well as more specialized engineering/science skills related to its business.

Competition

Primary competitors for  satellite manufacturing contracts are: The Boeing Company, Lockheed Martin Corporation, and Orbital ATK, Inc. in the United States;  Thales S.A.  and Airbus Defence and Space, a subsidiary of the Airbus Group, in Europe;  and Mitsubishi Electric Corporation in Japan.  The Company sells in a highly competitive market.  In addition, many of the Company’s competitors are larger and have greater resources.  The Company may also face competition in the future from emerging low-cost competitors in India, Russia and China.

Competition in the information solutions market is highly diverse and includes aerospace and defence contractors such as the Airbus Group, General Dynamics Corporation, Raytheon Company, Orbital ATK, Inc., Lockheed Martin Corporation, The Boeing Company, and Thales S.A. Competition with respect to the

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Company’s geospatial services operations comes from other data and information providers such as Satellite Imaging Corporation, Leidos, Inc., and BAE Systems. While these companies offer different products, there is often competition for contracts that are part of governmental budgets.

Cycles and Economic Dependence

Satellite demand is driven by fleet replacement cycles, increased video, internet and data bandwidth demand and the development of new satellite applications.

Commercial communication satellites and certain related equipment, technical data and services are subject to U.S.  export controls.  U.S.  government licenses or other approvals generally must be obtained before certain products and services are exported and may be required before they are re-exported or transferred from one foreign person to another foreign person.  In addition, if a satellite project involves countries, individuals or entities that are subject to U.S.  economic sanctions, the Company may be prohibited altogether or licenses or other approvals may also be required.

In the Space Systems segment,  Maxar receives contracts from the Canadian federal government and its agencies, and the U.S. federal government and its agencies. For the fiscal year 2017, 12%  of Maxar’s consolidated revenues were from the Canadian federal government and its agencies and 18%  of Maxar’s consolidated revenues were from the U.S. federal government and its agencies.

Employees

As of December 31, 2017,  Maxar’s  Space Systems business employed approximately 3,800 people.  The Space Systems business is a knowledge-intensive business, the success of which relies heavily on its technological heritage and the skills of its workforce. The Company maintains contributory and non-contributory defined benefit pension plans covering a portion of its employees.

Operations

Maxar’s Space Systems business operates largely out of Palo Alto, California, Richmond, British Columbia, Brampton, Ontario and Sainte Anne-de-Bellevue, Quebec, Nova Scotia, with a small operation in the United Kingdom.  The Company operates under owned and leased premises at its locations. The Palo Alto facilities encompass approximately 1.27 million square feet, of which approximately 582,000 square feet are owned and 691,000 square feet are leased, spanning 27 buildings on 80 acres. The Canadian facilities encompass approximately 514,000 square feet of leased space and 366,000 square feet of owned space.

Imagery Segment

In the Imagery segment, Maxar is a leading supplier of integrated high resolution electro-optical and radar imagery sourced from the Company’s own advanced satellite constellation and third-party providers.  As part of our Imagery segment, we manage a  100 petabyte historical imagery archive as well as a global network of antenna and secure operations sites to provide unprecedented speed in imaging and delivery.  A portion of Imagery segment business involves long-term projects which are based on firm fixed price contracts. The Imagery segment includes the financial results of the DigitalGlobe imagery business as well as Maxar’s legacy radar imagery business.  Maxar’s Imagery business accounted for $228.4 million of consolidated revenues for the year ended December 31, 2017 (2016 -  $41.0 million).

Customers

The Company’s imagery solutions provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission planning, mapping and analysis, environmental monitoring, disaster management, crop management, oil and gas exploration and infrastructure

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management.  Maxar’s principal customers in the Imagery segment are U.S., Canadian and other international government agencies, primarily defense and intelligence, as well as a wide variety of civil government customers and commercial customers in multiple markets, such as technology, mapping, energy and telecommunications.

U.S. Government revenue in the Imagery segment is generated from multiple U.S. Government agencies, primarily focused on defense and intelligence, with NGA as the Imagery segment’s  largest customer. The NGA serves as the primary U.S. Government procurement agency for geospatial information and purchases imagery products and services on behalf of various agencies within the U.S. Government, including defense, intelligence, civil government and law enforcement agencies. Revenue from the NGA is contracted via the EnhancedView Contract (as defined below) and includes the EnhancedView SLA (as defined below) and value-added services.

Customers for the Company’s legacy radar imagery business include, among others: Canadian Space Agency, Canada’s Department of National Defence, European Space Agency, NASA, NGA, Commonwealth of Australia, U.S. Air Force, DARPA, and numerous other government agencies in Canada, the United States and internationally.

Maxar uses common infrastructure and technology to collect, process and distribute imagery products and services to customers around the world. The Company sells its products and services through a combination of direct and indirect channels consisting of a global network of resellers, strategic partners and direct-enterprise sales to our customers.

Production and Services

We offer products comprised of imagery from our constellation of high-resolution satellites. Customers can purchase specific images that are archived in our imagery archives or place custom orders to task our satellites for a specific area of interest. We process our imagery to varying levels according to our customers’ specifications and deliver our products using the distribution method that best suits our customers’ needs.

We provide many customer-ready imagery products that are designed to enable customers to understand and analyze specific geographies of interest. Imagery can be collected as follows:

•	Panchromatic – black and white imagery that provides the highest resolution band from our constellation.
•	Multispectral (4‑band) – includes the Red, Green, Blue and Near Infrared bands. These bands approximate the colors the human eye can see, and just beyond the visible into the near infrared.
•

Multispectral (8‑band) – includes the four bands above plus Coastal, Yellow, Red-Edge, and Near Infrared 2.  The near infrared bands support applications such as monitoring crop health and moisture content.

•	Short Wave Infrared (“SWIR”) – this unique WorldView‑3 imaging capability enables applications such as mineral and material detection and visibility through obstructions such as smoke and haze.

We offer a number of imagery products, including:

•	Basic imagery – includes the least amount of processing. Basic imagery provides the customer flexibility to perform their own processing to produce orthorectified imagery and basemaps.

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•

Standard imagery – includes radiometric and geometric correction. Radiometric correction enables images to appear uniformly illuminated with the appropriate level of brightness. Geometric correction allows a user to identify the latitudinal, longitudinal and altitudinal location of any point in an image.

•

Orthorectified imagery – includes radiometric, geometric and topographic correction. Topographic correction accounts for terrain and projects images onto the Earth as they would be seen by the human eye.

•

Basemap product suite – our Basemap product delivers geo-located context that enables users to better understand and analyze specific areas of interest. Our Basemap product can be supplemented with +Daily, +Vivid, and/or +Metro. The +Daily service includes the most relevant current collections from our satellite constellation and is updated continuously, allowing customers to extract new points of interest as they appear throughout time. Powered by our proprietary image processing techniques, +Vivid delivers high quality imagery that maximizes contrast, sharpness, and clarity while maintaining uniformity. Finally, Basemap +Metro provides access to high-resolution imagery of more than 2,600 world capitals and major metropolitan areas. Imagery is mosaicked together to provide a consistent view of the urban landscape.

•

Elevation products – Elevation and terrain information is foundational to mapping and understanding the surface of our planet. We offer stereo imagery (images collected from different viewpoints along the satellite’s orbit track) to customers with advanced image processing capabilities and tools, allowing them to create 3D visualization and digital elevation models. We also offer customers semi-customized terrain products, 3D surface models and digital elevation models.

We also offer platform products, which include our Geospatial Big Data (“GBDX”) and Spatial on Demand platforms. Our GBDX platform creates new applications and insights from our industry-leading archive of very high resolution imagery combined with our best-in-class accuracy, to convert imagery into usable, analyzable information. Our Spatial on Demand platform serves as a source-agnostic imagery provider for our energy customers, organizing large amounts of imagery and other geospatial datasets in a single environment for customer use.  We have new opportunities, including our SecureWatch offering, to provide customers online access to the industry’s best imagery and geospatial intelligence.

In addition to offering many customer-ready products and services, we also provide certain customers the ability to directly task and receive imagery from our satellites within local and regional geographic boundaries of interest through our Direct Access Program (“DAP”). We sell these customers ground system facilities, enabling them to download and process imagery directly from our satellites, access to our satellite and maintenance services. The DAP is designed to meet the enhanced information and operational security needs of a select number of defense and intelligence customers and certain commercial customers.

The Company provides optical and radar satellite imagery, and value added products derived from satellite and other data sources. The Company owns the worldwide commercial distribution rights for RADARSAT‑2 satellite imagery. As the operator and worldwide commercial data distributor for the RADARSAT‑2 satellite, the Company is one of the largest radar information providers worldwide. The Company also provides value added geospatial information and monitoring services derived from radar imagery and other sources to customers in defence, weather, transportation, energy and mining, and civilian sectors.

Maxar relies on engineers/scientists with a range of skills and knowledge, as well as more specialized engineering/science skills related to its business.

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Competition

Maxar’s major existing and potential competitors for its Imagery business include commercial satellite imagery companies, state-owned imagery providers, aerial imagery companies, free sources of imagery, and unmanned aerial vehicles.

We compete on the basis of the technical capabilities of our satellites, such as size of collection area, collection speed, revisit time, resolution, accuracy and spectral diversity; satellite availability for tasked orders; the size, comprehensiveness and relevance of our imagery; distribution platform and tools that enable customers to easily access and integrate imagery; value-added services, including advanced imagery production and analysis; timeliness and ready availability of imagery products and services that can be deployed quickly and cost-effectively; and price.

Economic Dependence

Our U.S. Government revenue is sourced from multiple U.S. Government agencies, primarily focused on defense and intelligence. NGA is Imagery segment’s  largest customer, serving as the primary U.S. Government procurement agency for geospatial information and purchases imagery products and services on behalf of various agencies within the U.S. Government, including defense, intelligence and law enforcement agencies. On August 6, 2010, we entered into the EnhancedView contract with the NGA (the “EnhancedView Contract”). The EnhancedView Contract has a 10‑year term, inclusive of nine one-year renewal options exercisable by the NGA, and is subject to congressional appropriations and the right of the NGA to terminate or suspend the contract at any time. The EnhancedView Contract contains multiple deliverables, including a Service Level Agreement (the “EnhancedView SLA”) that totals $2.8 billion, over the life of the contract. In 2017, the Imagery segment generated approximately 58% of its revenue from the U.S. government and 41% from the EnhancedView SLA, on a pro forma combined basis.

Other Imagery segment revenue includes customers in the DAP, international civil government, location based services (“LBS”), energy, other international defense and intelligence, and other industry verticals. We earn revenue from sales of DAP facilities, service fees to access our satellite constellation, as well as other imagery and information product sales. Our LBS customers rely on us to create and enhance the maps and geospatial services that over a billion people use every day. We sell imagery and provide services to international civil governments for use in applications such as infrastructure planning, taxation, rescue and recovery services, forestry and agriculture. Our other international defense and intelligence customers include friendly foreign governments, many in volatile parts of the world, that rely on us to keep their nations safe. We sell imagery and platform products to energy customers to enable efficient discovery, security, production and development of energy resources. Customers in other industry verticals use our content for mapping, monitoring, analysis and planning activities.

Employees

As of December 31, 2017,  Maxar’s  Imagery  business employed approximately 1,300 people.

Operations

Maxar’s Imagery segment largely operates out of our Colorado locations, with small sales offices located internationally.  We lease approximately 540,000 square feet of office and operations space in Westminster and Longmont, Colorado.

Services Segment

With the proliferation of new sources of geospatial data being collected, customers are increasingly looking for advanced analytic solutions to help them quickly derive insights.  Our Services Segment is focused on providing

Maxar | 2017 | Annual Information Form | Page 16

advanced geospatial information, applications, and analytic services to national security and commercial customers.  The Company helps customers derive value from Maxar Imagery and other sources of geospatial data such as low resolution satellite imagery, weather and oceanographic data, elevation, and social media.  The Services segment includes the financial results of DigitalGlobe’s legacy business, as well as Maxar’s legacy geospatial services business under its subsidiary MDA Information Systems, LLC (“MDA IS”).  Maxar’s Services segment accounted for $143.2 million of consolidated revenues for the year ended December 31, 2017 (2016 - $99.3 million).

Our Services Segment is now organized into three Lines of Business to deliver innovation across the entire geospatial intelligence value chain.  Sensor and Ground Modernization delivers cloud native mission systems that collect and process optical imagery, radar, and RF data from sensors in space and across other domains to help analysts and warfighters detect and observe global activities in near real-time.  Data to Insight processes massive amounts of optical and radar imagery, elevation, weather and volunteered geographic information to help government and commercial customers better understand and navigate our changing planet.  Agile Intelligence applies machine learning and big data analytics to multiple sources of intelligence data to provide national security analysts, operators and policymakers a decision advantage.

The Company provides solutions to government and commercial customers.  We primarily support U.S. government customers, but many of our capabilities also support intelligence requirements from international governments, global development organizations and commercial customers.

Production and Services

The Company provides a combination of information products, software applications and specialized professional services.  The majority of our Services capabilities today are delivered via a professional services business model.  The Company delivers applications and intelligence analysis capabilities through a combination of Cost Plus Fixed Fee, Time and Materials, and Firm Fixed Price Contracts.  We also provide information products and software applications that are sold via a perpetual license or subscription business model.  The Company is investing in new products to commercialize a broader portfolio of capabilities.

Competition

The Company’s  Services segment products face competition from companies that provide geospatial analytic information and services to the U.S. Government, including defense prime contractors. Our platform products face competition from aggregators of imagery and imagery-related products services.

Economic Dependence

The Company provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help customers protect lives and make resource allocation decisions. Maxar’s primary customer in the Services segment is the U.S. government, but many capabilities also support intelligence requirements for other international governments, global development organizations and commercial customers.

The Company uses remote sensing, geographic information systems, multi-source data, and large volume image and data processing technology to provide cutting edge intelligence and information products and analysis services.

Employees

As of December 31, 2017, Maxar’s Services segment employed approximately 1,200 people.

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Operations

Maxar’s Services segment largely operates out of Virginia, Maryland, Michigan, Florida, and Colorado locations.  We lease approximately 487,000 square feet of office and operations space.

INTELLECTUAL PROPERTY

“Maxar”, “DigitalGlobe”, “MDA”, “Radiant Solutions”, “SSL”, and other trademarks of ours appearing in this AIF are our property. Trade names and trademarks of other companies used in this AIF are for  informational purposes only. We rely on licenses of certain intellectual property to conduct our business operations, including certain proprietary rights from third parties to enable us to operate our satellites, ground terminals, collection systems and other various components of our systems. In addition, we actively pursue internal development of intellectual property. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names and copyrights. Additionally, we have been issued and have filed for U.S. and international patent applications covering certain of our proprietary technology and processes.

SOCIAL POLICIES

The Board approved a written board diversity policy in February 2016. The objective of the policy is to recognize and embrace the benefits of having a diverse Board, which is seen as an essential element in maintaining a competitive advantage.  Consideration of the number of women on the Board, along with other diversity attributes, is an important component of the selection process of nominees for election to the Board and the recruitment of new candidates for Board membership.  The policy does not include a target number or percentage of women on the Board because candidates for the Board are selected on merit and targets may be unduly restrictive or reduce flexibility. However, the Board is committed to an identification and nomination process that will identify qualified women candidates and ensures that the pool of candidates being considered for director positions includes a significant number of potential women candidates. Since the adoption of the policy, a second woman director has been added to the Board.

We also recognize that having a diverse workforce enhances our organizational strength and better reflects our stakeholders.

CODE OF ETHICS

The Board has adopted the “Business Conduct and Ethics Practice – Directors” setting out policies and practices to be used in identifying and managing ethical situations and in making ethical business decisions that adhere to the commitment of the Company conducting its business ethically and legally.  The code contains policies and practices for ethical behavior in the following key areas:

•	compliance with law and regulations of the countries in which the Company operates;
•	financial reporting and the maintenance of accurate books, records and communications;
•	avoiding conflicts of interest and reporting obligations if a conflict of interest should arise;
•	prohibitions from taking corporate opportunities;
•	protection of confidential information and assets of the Company and prohibitions on insider trading;
•	bribery and engaging in political activities; and
•	commitments to our customers, contractors, consultants, industry partners, employees and other stakeholders.

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In particular, the code contains a requirement of directors to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or control to the Chair of the Board and a requirement that no information may be concealed from the Company’s external auditors, internal auditors, the Board or the Audit Committee.

Directors are asked to review the code and confirm on a regular basis that they understand their individual responsibilities and will conform to the requirements of the code.  Directors annually certify they have the code, understand the code and that they have abided by the code.  The Governance and Nominating Committee has responsibility for monitoring compliance with the code.  Any waiver of the code for directors may only be made by the Board.  In addition, officers and employees of the Company are subject to a code for ethical business conduct, a copy of which may be obtained by writing to our Corporate Secretary. The Company is currently reviewing its code for ethical business conduct for officers and employees and expects to revise this code in 2018. The Company has not filed any material change report since the beginning of the 2017 financial year that pertains to any conduct of a director, officer or employee that constitutes a departure from the applicable code.

RISK FACTORS

Investors in securities of the Company should consider, in addition to information contained in this AIF and information contained in the other documents incorporated by reference herein, the risks described in the section “Business Risks and Uncertainties” of the Company’s annual Management’s Discussion and Analysis (filed under the Company’s SEDAR profile at www.sedar.com or under the Company’s EDGAR profile at www.sec.gov) incorporated by reference herein.

Dividends and Distributions

In 2010, the Board established a dividend policy, payable semi-annually at the end of March and September. The Board reviews the dividend policy prior to any declaration of a dividend.  Any decision to pay dividends on the common shares in the future will be made by the Board on the basis of the Company’s earnings, financial requirements and other factors existing at such future time.

On February 25, 2015, the Board changed the Company’s dividend policy to pay dividends quarterly.

On February 22, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on March 29,  2018, to shareholders of record at the close of business on March 15, 2018.

The following table sets forth the details on the dividends declared in 2017 and the total dividends per share declared on the Company’s common shares in each of the last three most recently completed fiscal years:

Payment dates in 2017	Amount
March 31, 2017	C$0.37
June 30, 2017	C$0.37
September 29, 2017	C$0.37
December 29, 2017	C$0.37

Annualized dividends	Amount
2017	C$1.48 per common share
2016	C$1.48 per common share
2015	C$1.48 per common share

Maxar | 2017 | Annual Information Form | Page 19

Description of Share Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 56,368,516 were issued and outstanding as at March 20, 2018, and an unlimited number of preferred shares without par value issuable in series of which none are outstanding.  The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of shares authorized.

COMMON SHARES

Holders of common shares are entitled to one vote for each share on all matters to be voted on by shareholders.  Holders of common shares will be entitled to receive such dividends, if any, as may be declared on the common shares by the Board.  In liquidation, dissolution or winding-up of the Company, the holders of common shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts and after payment of all amounts required to be paid on all issued and outstanding preferred shares as provided for in each series of preferred shares, including return of capital.  The holders of the common shares have no pre-emptive, redemption or conversion rights.  All common shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or for assessment by the Company.

PREFERRED SHARES

The preferred shares may be issued from time to time in one or more series, each series consisting of such number of shares and having such designation and such rights, privileges, restrictions and conditions attaching thereto as may be determined by the Board including the right to convert into common shares.  The preferred shares rank prior to the common shares with respect to payment of dividends and distributions of assets or return of capital in the event of the liquidation, dissolution or winding-up of the Company.  Except as required by law, the holders of preferred shares as a class are not entitled to receive notice of or to attend or vote at any meeting of the shareholders of the Company and do not have the right to vote on any increase in the number of preferred shares, any change or classification or cancellation of the preferred shares, or any creation of a class of shares equal to or superior to the preferred shares.

Market for Securities

TRADING PRICE AND VOLUME

Prior to the DigitalGlobe Transaction (as defined below), the Company’s common shares traded on the Toronto Stock Exchange (the “TSX”) under the symbol MDA.  During the second quarter of 2017, the Company successfully registered its common shares with the U.S. Securities and Exchange Commission and after closing the DigitalGlobe Transaction, Maxar began trading as a dual-listed company on both the TSX and the New York Stock Exchange (the “NYSE”) under the symbol MAXR.

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The following table sets out the high, low and closing prices and trading volume of the common shares on the TSX for 2017 on a monthly basis:

Month (2017)	High Price (C$)	Low Price (C$)	Closing Price (C$)	Volume
January	75.58	66.05	72.07	2,028,620
February	75.03	63.52	65.69	3,732,820
March	71.05	64.92	70.25	4,581,210
April	71.68	67.11	67.40	2,667,600
May	67.40	61.80	62.70	4,111,200
June	69.98	62.40	67.48	3,265,720
July	70.95	63.41	70.71	2,751,650
August	71.50	64.71	68.71	2,230,590
September	72.41	67.28	70.98	2,289,860
October	81.67	66.32	81.61	8,657,110
November	81.88	76.42	81.26	2,907,620
December	86.67	80.47	80.92	3,484,880

The following table sets out the high, low and closing prices and trading volume of the common shares on the NYSE for 2017 on a monthly basis:

Month (2017)	High Price ($)	Low Price ($)	Closing Price ($)	Volume
October(1)	63.83	53.43	63.30	4,280,580
November	64.25	59.98	62.91	1,655,910
December	67.30	63.31	64.32	5,126,740
(1)	The Company’s common shares began trading on the NYSE on October 5, 2017.

Directors,  Officers and Senior Management

NAME, OCCUPATION AND SECURITY HOLDING

The names, municipality and country of residence, position within the Company, and present and principal occupation  of each of the directors and officers of the Company at the date hereof are set forth in the following tables.  Howell M.  Estes III, L.  Roger Mason, Jr. and Nick S.  Cyprus, all of whom served as directors of DigitalGlobe immediately prior to the closing of the DigitalGlobe Transaction and were elected to the Board at the Company’s annual and special meeting of shareholders held on July 27, 2017, conditional on the completion of the DigitalGlobe Transaction, joined the Board on October 5, 2017.  The Board now consists of eleven directors.  The directors are elected by the shareholders at the annual general meeting of the Company, and hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

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Directors

Name, Country of Residence	Position Within Company	Present and Principal Occupation	Past Principal Occupations held in the Preceding Five Years

ROBERT L. PHILLIPS(1)(2) British Columbia, Canada	Director, Chairman of the Board	Corporate Director
HOWARD L. LANCE California, USA	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of the Company	Executive Advisor at Blackstone Group’s private equity business
DENNIS H. CHOOKASZIAN(1)(4) Illinois, USA	Director	Corporate Director
NICK S. CYPRUS(1)(4) New Jersey, USA	Director	Corporate Director	Vice President, Controller and Chief Accounting Officer of General Motors Company, an automotive manufacturer
HOWELL M. ESTES, III(3)(4) Colorado, USA	Director	President of Howell Estes & Associates, Inc., a consulting company
LORI B. GARVER(2)(3) Virginia, USA	Director	General Manager, Air Line Pilots Association, airline pilot union	Deputy Administrator of NASA, an independent agency of the executive branch of the United States federal government responsible for the civilian space program
JOANNE O. ISHAM(3)(4) Virginia, USA	Director	Corporate Director
C. ROBERT KEHLER(3)(4) Virginia, USA	Director	Corporate Director
BRIAN G. KENNING(1)(2) British Columbia, Canada	Director, Vice Chairman of the Board	Corporate Director
L. ROGER MASON, JR. (1)(2) Virginia, USA	Director	President, Space, Intelligence and Cyber sector, Peraton

Senior Vice President, Chief Security Officer of Noblis, a nonprofit science, technology, and strategy organization Assistant Director of National Intelligence for Systems and Resource Analyses (ADNI/SRA), national intelligence agency

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Name, Country of Residence	Position Within Company	Present and Principal Occupation	Past Principal Occupations held in the Preceding Five Years

ERIC J. ZAHLER (2)(3) New York, USA	Director	Managing Director, Sagamore Capital Group LLC, a private equity firm pursuing investments in the aerospace/defence, industrial electronics and selected business service markets.
(1)	Member of Audit Committee.
(2)	Member of Governance and Nominating Committee.
(3)	Member of Human Resources and Management Compensation Committee.
(4)	Member of Risk Management Committee.

Executive Officers

Name, Country of Residence	Position Within Company	Present and Principal Occupation	Past Principal Occupations held in the Preceding Five Years
HOWARD L. LANCE California, USA	President and Chief Executive Officer and President	President and Chief Executive Officer of the Company	Executive Advisor at Blackstone Group’s private equity business
MICHELLE KLEY California, USA	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary	Corporate Associate for several top-tier law firms in San Francisco, including Wilson Sonsini Goodrich & Rosati P.C. and Morrison & Foerster LLP
ANIL WIRASEKARA British Columbia, Canada	Interim Chief Financial Officer, effective as of February 25, 2018	Interim Chief Financial Officer and senior financial executive	Chief Financial Officer

As at December 31, 2017, the directors and officers of Maxar, as a group, beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company which represented approximately 0.5% of the outstanding common shares.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, none of such directors or executive officers is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;  (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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CONFLICTS OF INTEREST

To the knowledge of the Company, no director or officer of the Company has an existing or potential material conflict of interest with the Company or any of its subsidiaries, joint ventures or partnerships.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, the Company confirms that, as of March 23, 2018, there are no directors or executive officers of the Company or any associate or affiliate of a director or executive officer of the Company with any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. As noted herein, certain directors of the Company were formerly directors of DigitalGlobe which the Company acquired in October 2017.

Legal Proceedings

In July 2017, a DigitalGlobe shareholder filed a lawsuit in the U.S. District Court for the District of Colorado, naming DigitalGlobe, Maxar, and the individual directors of DigitalGlobe at the time of the DigitalGlobe Transaction as defendants.  On February 12, 2018, the plaintiff filed a voluntary motion to dismiss. Additional lawsuits arising out of or relating to the Merger Agreement or the DigitalGlobe Transaction may be filed in the future.

In October 2017, Foros Advisors LLC (“Foros”) filed a lawsuit in the U.S. District Court for the Southern District of New York, naming DigitalGlobe as the defendant.  In December 2018, Foros filed an amended complaint in the lawsuit.  The amended complaint alleges that DigitalGlobe breached a contract with Foros by not offering Foros the opportunity to serve as advisor to DigitalGlobe in connection with Maxar’s acquisition of DigitalGlobe.  The lawsuit seeks damages in an amount not less than $18 million for this breach, plus pre-judgment interest. On January 8, 2018, DigitalGlobe filed a motion to dismiss the amended complaint.  Briefing on the motion to dismiss was completed in February 2018. While it is too early to predict the outcome of litigation or a reasonable range of potential losses, Maxar believes this lawsuit is without merit.

In November 2017, certain purported former holders of DigitalGlobe Series A Convertible Preferred Stock and certain purported former holders of shares of DigitalGlobe common stock filed petitions for appraisal of the value of their purported holdings of DigitalGlobe common and preferred stock as of the date of Maxar’s acquisition of DigitalGlobe.  DigitalGlobe is named as the respondent in the lawsuits, and filed answers to the lawsuits in December 2017. It is too early to predict the outcome of this litigation or a reasonable range of potential losses.

The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Registrar and Transfer Agent

Computershare Investor Services Inc. is the registrar and transfer agent for the common shares of the Company. Transfer of the Company’s common shares can be effected at Computershare Investor Services Inc.’s principal offices in Vancouver, British Columbia and Toronto, Ontario.

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Interests of Experts

The Company’s consolidated financial statements for the most recently completed financial year have been audited by KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia.  The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of KPMG LLP as the Company’s independent auditors.  The auditors examined the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express an independent opinion on the consolidated financial statements.  KPMG LLP has advised the Audit Committee that they are independent with respect of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any other standards or applicable legislation or regulation.

Material Contracts

The following is a list of material contracts which Maxar has entered into since January 1, 2017, or that Maxar has entered into before January 1, 2017, and that are still in effect:

•

A receivables purchase agreement between the Company, Space Systems/Loral, LLC and ING Bank N.V. dated September 16, 2016 for the purchase of certain eligible orbital receivables on a limited recourse basis up to an amount of C$400 million.

•	A Security Control Agreement between the Company, Maxar Holdings Inc., and the U.S. Department of Defense dated January 26, 2017.
•	Restated Credit Agreement among the Company, Royal Bank of Canada and the lenders from time to time party thereto dated October 5, 2017.
•

EnhancedView Imagery Acquisition Contract #HM021010C0002, dated August 6, 2010, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q/A of DigitalGlobe on May 24, 2011).

•

Amendment to EnhancedView Imagery Acquisition Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated July 25, 2011 (filed as Exhibit 10.1 to Form 10‑Q/A of DigitalGlobe on February 24, 2012).

•

Amendment to EnhancedView Imagery Acquisition Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated October 31, 2011 (filed as Exhibit 10.4 to Form 10‑K of DigitalGlobe on February 29, 2012).

•

Amendment to EnhancedView Imagery Acquisition Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated February 15, 2012 (filed as Exhibit 10.46 to Form 10‑Q of DigitalGlobe on May 1, 2012).

•

Modification P00024 to Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated as of July 24, 2012 (filed as Exhibit 10.52 to Form 10‑Q of DigitalGlobe on October 31, 2012).

•

Modification P00032 to Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated as of December 26, 2012 (filed as Exhibit 10.53 to Form 10‑K of DigitalGlobe on February 26, 2013).

Maxar | 2017 | Annual Information Form | Page 25

•

Modifications Nos. P00033 and P00034 to Contract #HM021010C0002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.56 to Form 10‑Q of DigitalGlobe on May 7, 2013).

•

Modification Nos. P00035‑38 to Contract #HM021010C002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.60 to Form 10‑Q of DigitalGlobe on August 6, 2013).

•

EnhancedView Imagery Acquisition Contract #HM021013CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency, dated September 1, 2013 and Modification P00001 (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on October 31, 2013).

•

Modification P00002 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.10 to Form 10‑K of DigitalGlobe on February 26, 2014).

•

Modification P00003 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.11 to Form 10‑K of DigitalGlobe on February 26, 2014).

•	Modification P00004 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on May 1, 2014).
•	Modification P00005 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on May 1, 2014).
•	Modification P00006 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10‑Q of DigitalGlobe on May 1, 2014).
•	Modification P0007 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10‑Q of DigitalGlobe on May 1, 2014).
•	Modification P00008 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on July 31, 2014).
•	Modification P00009 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on July 31, 2014).
•	Modification P00010 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10‑Q of DigitalGlobe on July 31, 2014).
•	Modification P00011 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10‑Q of DigitalGlobe on July 31, 2014).
•	Modification P00012 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on October 30, 2014).
•

Modification P00013 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.21 to Form 10‑K of DigitalGlobe on February 26, 2015).

Maxar | 2017 | Annual Information Form | Page 26

•

Modification P00014 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.22 to Form 10‑K of DigitalGlobe on February 26, 2015).

•

Modification P00015 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.23 to Form 10‑K of DigitalGlobe on February 26, 2015).

•

Modification P00016 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.24 to Form 10‑K of DigitalGlobe on February 26, 2015).

•	Modification P00017 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on April 30, 2015).
•	Modification P00018 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on April 30, 2015).
•	Modification P00019 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10‑Q of DigitalGlobe on April 30, 2015).
•	Modification P00020 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on October 29, 2015).
•

Modification P00021 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.29 to Form 10‑K of DigitalGlobe on February 25, 2016).

•

Modification P00022 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.30 to Form 10‑K of DigitalGlobe on February 25, 2016).

•

Modification P00023 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.31 to Form 10‑K of DigitalGlobe on February 25, 2016).

•

Modification P00024 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.32 to Form 10‑K of DigitalGlobe on February 25, 2016).

•	Modification P00025 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on April 27, 2016).
•	Modification P00026 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on April 27, 2016).

Maxar | 2017 | Annual Information Form | Page 27

•	Modification P00027 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10‑Q of DigitalGlobe on April 27, 2016).
•	Modification P00029 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10‑Q of DigitalGlobe on April 27, 2016).
•	Modification P00030 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on July 28, 2016).
•	Modification P00031 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on October 25, 2016).
•	Modification P00032 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on October 25, 2016).
•	Modification P00033 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10‑Q of DigitalGlobe on October 25, 2016).
•	Modification P00034 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10‑Q of DigitalGlobe on October 25, 2016).
•

Modification P00028 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.42 to Form 10‑K of DigitalGlobe on February 27, 2017).

•

Modification P00035 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.43 to Form 10‑K of DigitalGlobe on February 27, 2017).

•

Modification P00036 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1.44 to Form 10‑K of DigitalGlobe on February 27, 2017).

•	Modification P00037 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on May 2, 2017).
•	Modification P00038 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on May 2, 2017).
•	Modification P00039 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10‑Q of DigitalGlobe on May 2, 2017).
•	Modification P00040 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10‑Q of DigitalGlobe on May 2, 2017).
•	Modification P00041 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.1 to Form 10‑Q of DigitalGlobe on July 26, 2017).

Maxar | 2017 | Annual Information Form | Page 28

•	Modification P00042 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.2 to Form 10‑Q of DigitalGlobe on July 26, 2017).
•	Modification P00043 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.3 to Form 10‑Q of DigitalGlobe on July 26, 2017).
•	Modification P00044 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.4 to Form 10‑Q of DigitalGlobe on July 26, 2017).
•	Modification P00045 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency (filed as Exhibit 10.5 to Form 10‑Q of DigitalGlobe on July 26, 2017).
•	Modification P00046 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00047 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00048 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00049 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00050 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00051 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00052 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00053 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.
•	Modification P00054 to Contract #HM021010CN002, by and between DigitalGlobe, Inc. and National Geospatial-Intelligence Agency.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Audit Committee Disclosures

AUDIT COMMITTEE MANDATE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A‑3.  A copy of the Company’s Audit Committee  Charter  is attached  to this AIF  as  Schedule I and can also be found on the Company’s website at www.maxar.com.

Maxar | 2017 | Annual Information Form | Page 29

COMPOSITION OF AUDIT COMMITTEE

For the majority of 2017, the Audit Committee consisted of four directors (Messrs. Chookaszian (Chair), Kenning, Phillips and Zahler), with Mr. Cyprus joining the committee effective October 5, 2017. Mr. Cyprus became the Audit Committee Chairman effective February 21, 2018 and the Audit Committee was reconstituted with Messrs. Chookaszian, Cyprus, Kenning, Mason and Phillips. All members of the Audit Committee are independent as required by the Audit Committee Charter and none receives, directly or indirectly, any compensation from the Company other than for service as a member of the Board and its committees.  In addition, all members of the Audit Committee are financially literate as defined under National Instrument 52‑110 – Audit Committees.  The Board has determined that it has at least one audit committee financial expert serving on its Audit Committee.  The Board has determined that each of Messrs. Chookaszian and Cyprus are audit committee financial experts and are independent (as determined under Rule 10A‑3 of the Exchange Act and the rules of the NYSE). Messrs. Chookaszian’s and Cyprus’ qualifications are described below.

RELEVANT EDUCATION AND EXPERIENCE

Mr. Chookaszian is a certified public accountant. Mr. Chookaszian has served in numerous senior management  positions,  including  Chief Financial  Officer of CNA Insurance Companies  from 1975 to 1990.  He served as Chairman  of the Financial  Accounting  Standards  Advisory Council  from 2007 to 2011. Mr. Chookaszian  is also Chairman of the Audit Committee of the Chicago Mercantile Exchange, Chairman  of  the  Audit  Committee  of  Career  Education  Corporation,  and a member  of  the  Audit Committee  of  Northwestern  University.  He  also  served  in  the  past  as  the  Chairman  of  the  Audit Committee of Sapient Corp. Mr. Chookaszian was one of the eight panel members of the Public Oversight Board Panel on Audit Effectiveness, a member of the AICPA Group of 100, and has served on numerous FASB and AICPA committees and task forces, including the SAS 99 Fraud Detection Standard.

Mr. Cyprus is a certified public accountant.  He holds a Master of Business Administration from New York University’s Stern School of Business and a Bachelor of Science Degree in Accounting from Fairleigh Dickinson University in New Jersey. Mr. Cyprus  held numerous positions with exposure to accounting and financial reporting issues, including as the Vice President, Controller and Chief Accounting Officer of General Motors Company, Senior Vice President, Controller, and Chief Accounting Officer of Interpublic Group of Companies and Vice President, Controller, and Chief Accounting Officer at AT&T Corporation. Mr. Cyprus is currently the Chairman of the Audit Committee of Trusted Media Brands, Inc. (f/k/a Reader’s Digest Association, Inc.) and the Chairman of the Audit Committee of Volt Information Sciences, Inc.

Mr. Kenning has an MBA in finance from Queen’s University and extensive Board experience.  He was Chairman of the Audit Committee of the Company from 2003 to 2005, Chairman of the Audit Committee of British Columbia Railway Company, the past Chairman of the Audit Committee of Canadian Hunter Explorations, Ltd. and a  member  of the Audit Committee  of Hot House  Growers  Income  Fund. Mr. Kenning  has served in numerous senior management positions, including President of Versatile Corporation and Managing Partner of B.C.  Pacific Capital Corporation.

Dr. Mason is president of Peraton’s Space, Intelligence & Cyber sector. Prior to joining Peraton, he was the Senior Vice President, Chief Security Officer of Noblis, a nonprofit science, technology, and strategy organization since January 2014. Prior to joining Noblis, from May 2009 to January 2014, Dr. Mason was the Assistant Director of National Intelligence for Systems and Resource Analyses (ADNI/SRA). Dr. Mason serves as a director of the Intelligence and National Security Alliance, a 501(c)6 organization, and chairs its Audit and Compensation Committees. He also serves as a director on the U.S. Geospatial Intelligence Foundation, a 501(c)3 organization and is an appointed member of the Intelligence Community Studies Board of the National Academy of Sciences. Dr. Mason earned his doctorate and master’s degrees in engineering physics (nuclear) from the University of Virginia, a master’s degree in business administration from Northwestern University (Kellogg School), and a bachelor’s degree in physics from The George Washington University.

Maxar | 2017 | Annual Information Form | Page 30

Mr. Phillips acquired significant experience and exposure to accounting and financial reporting issues as the current President of R.  L.  Phillips Investments Inc., a private investment firm, as President and Chief Executive Officer of the BCR Group of Companies from 2001‑2004, as Executive Vice President of MacMillan Bloedel Limited from 1999‑2000, as President and Chief Executive Officer of  PTI Group Inc. from 1998‑1999 and as President and Chief Executive Officer of Dreco Energy Services Ltd. from 1994‑

1998. Mr. Phillips is Chairman of Precision Drilling Corporation (and a member of its Audit Committee) and a director of Canadian National Railway Company (and Audit Committee member), Canadian Western Bank (and Audit Committee member) and West Fraser Timber Co. Ltd. Mr. Phillips received his Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Hons) degrees from the University of Alberta.

Mr. Zahler, who left the Audit Committee in February 2018, is Managing Director of Sagamore Capital Group LLC, a private equity firm pursuing investments in the aerospace/defence, industrial electronics and selected business service markets.  Prior to Maxar, he was a member of the Audit Committees of Actel Corporation and EasyLink Services Corporation. Mr. Zahler has served in numerous senior management positions, including President and Chief Operating Officer of Loral Space & Communications Inc.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of non-audit services.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

For the years ended December 31, 2017 and 2016, the fees for audit, audit-related, and tax services provided to the Company by KPMG LLP were the following:

Year Ended December 31,
	2017	2016
Audit Fees	C$3,944,300	C$2,440,000
Audit-Related Fees	-	C$18,500
Tax Fees	C$1,737,200	C$1,081,900
All Other Fees	-	-

Total	C$5,681,500	C$3,540,400

In accordance with the Audit Committee’s charter, all fees paid to the independent auditors for 2017 and 2016 were approved in accordance with the Audit Committee’s pre-approval policies, pursuant to Rule 2‑01(c)(7)(i) of Regulation S-X. The nature of the services under each category is described below:

Audit Fees

Consists of fees for the audit of our annual consolidated financial statements included in our 2017 Annual Report, the review of the financial statements included in our interim consolidated financial statements, and audit services provided in connection with other regulatory filings.

Audit-Related Fees

There were no audit-related services provided in 2017.

Maxar | 2017 | Annual Information Form | Page 31

Tax Fees

Tax fees are related to work performed in connection with proposed transactions, compliance services and tax structuring advice.

All Other Fees

There were no other fees related to the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items.

Additional Information

References are made to the Consolidated Financial Statements and the Auditors’ Report to the Shareholders which appear in the most current Annual Report of the Company, and which are hereby incorporated by reference.  Additional financial information is provided in the Company’s most recent Consolidated Financial Statements and Management’s Discussion and Analysis.

Additional information, including directors’ and officers’ remuneration and indebtedness and principal holders of the Company’s securities and options to purchase the Company’s securities, is contained in the Company’s most recent Management Proxy Circular issued in connection with the Annual and Special Meeting of Shareholders.

Additional information relating to Maxar can also be found under the Company’s  SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov and on the Company’s website at www.maxar.com.

Maxar | 2017 | Annual Information Form | Page 32

SCHEDULE I- AUDIT COMMITTEE CHARTER

PURPOSE

Senior management, as overseen by the Board of Directors (the “Board”), has primary responsibility for the Company’s financial reporting, accounting systems, and internal controls.

The primary function of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing and reporting to the Board on: the financial reports and other financial information provided by the Company to any regulatory body, shareholders and the public; the Company’s systems of internal controls regarding finance and accounting; and financial and cost reporting processes, the audit process and the Company’s process for compliance with laws and regulations.

The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system including the review of significant accounting and reporting issues including their impact on the financial statements.

•	Review and appraise the audit efforts of the Company’s independent auditors.
•	Provide an open avenue of communication among the independent auditors, senior management, the internal auditor and the Board.
•	Ensure the Company has appropriate processes in place to identify and manage the principal financial risks of its business.
1.	COMPOSITION

The Committee shall be comprised of a minimum of three members, as determined by the Board.  All members of the Committee shall be “independent”, as defined in accordance with applicable securities laws and standards of the stock exchange(s) on which the Company’s securities are listed, and have no relationship to the Company that may interfere with the exercise of their independence from management and shareholders.  In addition, all members of the Committee shall be “financially literate”, as defined in accordance with applicable securities laws and standards of the stock exchange(s) on which the Company’s securities are listed, and have a working familiarity with basic finance and accounting practices.  At least one member of the Committee shall have accounting or related financial management expertise.

The Committee shall be appointed by the Board at the first meeting of the Board, following the Annual General Meeting to hold office until the next Annual General Meeting.  Any Committee member may be removed or replaced at any time by the Board.  Committee members shall cease to be a member upon ceasing to be a Director of the Company.  Each member shall hold office until the earlier of the close of the next annual meeting of shareholders of the Company or until the member resigns or is replaced.

2.	CHAIR OF THE COMMITTEE

Unless the Board elects a Chair of the Committee, the members of the Committee shall designate a Chair by the majority vote of the full Committee membership.

The Chair of the Committee shall:

•	Call and conduct the meetings of the Committee;
•	Be entitled to vote to resolve any ties;

Maxar | 2017 | Annual Information Form | Page 33

•	Prepare and forward to members of the Committee the agenda for each meeting of the Committee, and include, in the agenda, any items proposed for inclusion in the agenda by any member of the Committee;
•	Review with the Chief Financial Officer (“CFO”) and the auditors of the Company any matters referred to the Chair by the CFO or the auditors of the Company;
•	Appoint a secretary, who need not be a member of the Committee, to take minutes of the meetings of the Committee; and
•	Act in a manner that the Committee meetings are conducted in an efficient, effective and focused manner.
3.	MEETINGS

The Committee shall meet at least four times annually or more frequently as circumstances dictate.  Any member of the Committee may call a meeting.  As part of its goal to foster open communication, the Committee should meet at least annually with management, the internal auditor and the independent auditors in separate sessions to discuss any matters the Committee or each of these groups believes should be discussed privately.  The Committee may meet privately with outside counsel of its choosing, the independent auditors and the Chief Financial Officer of the Company, as necessary.

The independent auditors of the Company shall receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the Chair of the Committee.

The following provides additional guidance with respect to meetings of the Committee:

•	A Chairman shall be elected from among the members of the Committee.
•	A quorum of a meeting of the Committee shall consist of a simple majority of the members of the Committee.
•	The Committee may meet by telephone or video-conference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.
•

The Committee shall appoint a Secretary to the Committee who shall record the proceedings of the meetings and maintain minutes of meetings and activities of the Committee to be reported to the Board following the meetings of the Committee.

•

The Committee may request the presence at any meeting, of representatives from the independent auditors, internal auditor, senior management, legal counsel, or other advisor who they feel could contribute to the subject of the meeting.

•	The Committee will regularly meet in camera.
•

The Chair shall, in consultation with management and the independent auditors, establish the agenda for the meetings and ensure the properly prepared agenda materials are circulated to members with sufficient time for review prior to the meeting.

•	The Committee shall report after each meeting to the Board on significant results of the exercise of their responsibilities.

Maxar | 2017 | Annual Information Form | Page 34

4.	RESPONSIBILITIES, DUTIES, AUTHORITY

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section 1 of this Charter.  These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal and other conditions.  The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of this Committee outlined in Section 1.

The Committee, in discharging its oversight role, is empowered to investigate any matter of interest or concern that the Committee deems appropriate.  In this regard, the Committee shall have the authority to retain outside counsel, accounting, or other advisors for this purpose, including authority to approve the fees payable to such advisors and other terms of retention.

The Committee shall be given full access to the Board, management of the Company, employees of the Company, directly and indirectly responsible for financial reporting, the internal auditor and the independent auditors, as necessary, to carry out these responsibilities.  While acting within the scope of this stated purpose, the Committee shall have all the authority of the Board.

Notwithstanding the foregoing, the Committee is not responsible for certifying the financial statements of the Company or guaranteeing the independent auditors’ report.  The fundamental responsibility for the financial statements and disclosures rests with management of the Company and the independent auditors.  Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the independent auditors, as to any information technology, internal audit and other non-audit services provided by the independent auditors to the Company and its subsidiaries.

To fulfil its primary duties and responsibilities, the Committee shall adhere to the following terms:

(a)Documents/Reports Review

•	Review and update this Charter annually to determine whether revisions are necessary.
•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.
•

Prior to public disclosure, review and recommend for approval the Company’s audited annual consolidated financial statements and any reports or other financial information submitted to shareholders, including review of the nature and extent of any significant changes in accounting principles, judgements, estimates, accruals and valuations.

•

Prior to public disclosure, review and recommend for approval the Company’s quarterly consolidated financial statements and any reports or other financial information submitted to shareholders or regulatory bodies.

•	Prior to public disclosure, review the annual and interim MD&A and other sections of the annual report before release.
•	Prior to public disclosure, review earnings press releases and earnings guidance, if any.

Maxar | 2017 | Annual Information Form | Page 35

•

Review the material financial information included in any prospectus, press release, information circular or annual information form prior to their release and, where appropriate, recommend to the Board whether such prospectus, press release, information circular or annual information form should be approved by the Board.

•	Review complex and/or unusual transactions such as restructuring charges, purchase accounting and other judgement areas such as those involving valuation of assets and liabilities.
•

Obtain reasonable assurance from management about the process for ensuring the accuracy and timeliness of public disclosure documents that contain audited and unaudited financial information, and periodically receive reports that management assesses the adequacy of those processes.

•	Review the annual Insurance Report of the Company.
•	Review the Annual Tax Status Report of the Company.
•	Review the Company’s liquidity and cash management process and credit agreements.
•	Review the Company’s business continuity planning and disaster recovery planning.
•	Review the Company’s compliance with banking financial covenants.
•

Obtain reasonable assurance from discussions with and (or) reports from management, and reports from independent and internal auditors that the Company’s accounting systems are reliable and that the prescribed internal controls are operating effectively.

•

Establish procedures for overseeing complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)Independent Auditors

The independent auditors are accountable to the Board, as representatives of the shareholders, and report directly to the Committee.  The Committee is responsible for overseeing the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting.

In order to ensure itself that the independent audit function has been effectively carried out and that any matters that the independent auditors consider appropriate to bring to the attention of the Board have been addressed, the Committee shall:

•

Recommend to the Board the selection (retention or replacement) of the independent auditors, considering independence and effectiveness, and recommend approval of audit fees to be paid to the independent auditors.  On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships their accountants have with the Company.  The Committee shall specifically confirm their independence and will ensure management documents the review and assessment.  If there is a recommendation to change the auditors, review all the issues to change and the steps for an orderly transition.

•	Review the independent auditors’ audit plan and engagement letter with management and the independent auditors, including audit scope and approach.
•	The Committee shall annually discuss with the independent auditors, internal auditor and management, the adequacy and effectiveness of the disclosure controls of the Company and elicit recommendations

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for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.
•	Meet with the independent auditors and management in private sessions to discuss matters the Committee or these groups believe should be discussed privately.
•	Review annually the actual non-audit services and related fees provided by the independent auditors.
•

Review and pre-approve the planned non-audit services and the related fees.  Any changes in such services and related fees must be reviewed and approved by the Committee Chair, who will present the item at the first scheduled meeting following such change.  The Committee may delegate the pre-approval of non-audit services to any one member of the Committee, provided however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

•	Review and assess the performance of the independent auditors, including consideration of demonstrated independent audit judgement and application adherence to accounting policy and standards.
•	Review and approve partner rotation of the independent auditors.
•	Conduct post-audit review of significant risks and exposures, audit activities and significant audit findings.
•	Review post-audit or management letters, containing recommendations of the independent auditors and management’s response.
•	Review reports of the independent auditors.
•	Review and approve the hiring policies regarding employees and former employees of the present and former independent auditors.
•	Engage the independent auditors to review the quarterly interim financial statements.
•	Direct the independent auditors’ examinations to particular areas.
•	Request the independent auditors to undertake special examinations.

(c)Internal Auditor

The internal auditor shall report functionally to the Committee and administratively to the Chief Financial Officer and the Committee shall:

•	Review the terms of reference of the internal audit function.
•	Review the resources, budget, reporting relationships and planned activities of the internal audit function.
•

Meet at least annually with management and the internal auditor in order to review internal audit findings and determine that they are being properly followed up, including the status of previous audit recommendations and any difficulties in the course of his work.

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•

Review the scope of responsibilities and effectiveness of the internal auditor, his responsibilities, activities, organizational structure and resources, his independence from management, his credentials and his working relationship with the independent auditors.

•

Meet privately, as required but at least annually, with the internal auditor to discuss pertinent matters, including the quality of internal control and the qualitative judgements applied to his deliberations.

•

The internal auditor shall report to the Committee on the results of the internal audit activities and shall also have direct access to the Chair of the Committee when the internal auditor determines necessary.

5.	OTHER DUTIES
(a)	Legal/Regulatory Matters and Ethics

To provide assurance of Company compliance with all legal and regulatory requirements, the Committee shall:

•	Consider the financial statement implications of applicable laws and regulations overseen by other Committees of the Board.
•	Receive and review copies of legal letters provided to the independent auditors, by in-house and outside counsel regarding claims and possible claims against the Company.
•	Make inquiries of management, as well as the independent and internal auditors, to ensure that all material legal matters have been brought to the attention of the Committee.
•	Obtain assurance from management regarding the Company’s compliance with applicable laws and regulations in all jurisdictions where the Company does business.
•

On at least an annual basis, review with the Company’s counsel any legal matters that could have a significant impact on the organization’s financial statements or risk profile, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

•	Oversee the Company’s Ethics and Compliance Hotline.
•	Oversee the Company’s Disclosure Policy Committee.
(b)	Regulations

The following are certain regulations with respect to the Committee:

•	The Committee shall have the power, authority and discretion delegated to it by the Board and shall conform to the regulations which may from time to time be imposed upon it by the Board.
•	The Committee may meet and adjourn, as it thinks proper. Questions arising shall be determined by a majority of votes of the members of the Committee present.
•

A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.  Such resolution shall be filed with the minutes of the proceedings of the Committee and shall be effective on the date thereon.

•	The Committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose.

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•

The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill in it as it shall see fit.

•

The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources, including independent counsel and other professional advisors where necessary, to carry out its responsibilities.

(c)	Officer’s Expenses
•

The Committee shall review policies and procedures with respect to the Chair of the Board and the President and Chief Executive Officer’s expense accounts and perquisites, including their use of corporate assets.

•	The Committee shall periodically review a summary of major expenses incurred by the Chair of the Board.
(d)	Annual Performance Review

The Committee shall perform a review and evaluation annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter.  In addition, the Committee shall evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.

(e)	Other Duties

The Committee shall perform such other functions as assigned by law or regulation or as required by the Board.

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